N E W S R E L E A S E

TALISMAN ENERGY REPORTS $1.1 BILLION IN CASH FLOW
$524 MILLION IN NET INCOME

CALGARY, Alberta - November 2, 2006 - Talisman Energy Inc. today reported its operating and financial results for the first nine months of 2006.

Cash flow*  during the third quarter was $1,136 million ($1.04/share), compared to $1,252 million ($1.14/share) a year earlier and $1,142 million ($1.04/share) in the previous quarter. Cash flow was down nine per cent compared to the third quarter of last year, largely due to lower North American natural gas prices. Cash flow to September 30 was $3,622 million ($3.30/share), compared to $3,204 million ($2.90/share) a year ago.

Earnings from operations*  for the quarter totalled $391 million ($0.36/share), compared to $607 million ($0.55/share) a year ago and $409 million ($0.37/share) in the second quarter. Year to date, earnings from operations were $1,335 million ($1.22/share) versus $1,381 million ($1.25/share) a year ago. Earnings from operations is calculated to better illustrate Talisman’s performance on an internally consistent basis and adjusts for non-operational impacts on earnings.

Net income during the quarter was $524 million ($0.48/share) up 22 per cent compared to $430 million ($0.39/share) a year ago and $686 million ($0.62/share) in the previous quarter. Net income for the first nine months was $1,407 million ($1.28/share), up 37 per cent from $1,028 million ($0.93/share) a year ago.

Production during the quarter averaged 460,000 boe/d, relatively unchanged from the prior year and three per cent below the second quarter. Production for the first nine months averaged 485,000 boe/d, an increase of seven per cent over the same period last year. Netbacks during the quarter were $36.56/boe, compared to $41.16/boe a year ago and $36.29/boe in the second quarter.

“The quarter saw a lot of successful drilling activity; we've added exciting new exploration acreage in several areas and production has increased to about 500,000 boe/d in recent weeks,” said Dr. Jim Buckee, President and Chief Executive Officer. “The $3.6 billion in cash generated in the first nine months easily surpasses all other years. Cash flow in the quarter was down year over year, reflecting an 11 per cent drop in netbacks, but unchanged compared to the second quarter. Compared to last year, the biggest factor was a 29 per cent drop in North American natural gas netbacks. In contrast, our gas netbacks in Southeast Asia increased by 15 per cent and are now higher than North American netbacks. Having said that, the economics of our conventional gas programs in North America continue to be very attractive, and the increase in Southeast Asia netbacks nicely illustrates one of the benefits of diversity.

* The terms “cash flow” and “earnings from operations” are non-GAAP measures, please see advisories elsewhere in this press release.

“There are some early signs that drilling cost pressures are abating, but services and equipment remain tight. Unit operating costs were down nine per cent from the second quarter and are expected to fall again in the fourth quarter. Unit royalties and unit general and administrative costs were both down 14 per cent, relative to the second quarter.

“We grew North American gas sales by four per cent over the second quarter, despite third party outages and asset sales. Divestitures impacted natural gas production by approximately 20 mmcf/d during the quarter. The Company recently set a new production record in the Alberta Foothills of 193 mmcf/d. We are building a new core area in the Outer Alberta Foothills, having acquired 260,000 acres of land with the prospective resource estimated at between 1-2 trillion cubic feet. Our deep gas strategy continues to deliver some spectacular results. A recent Talisman Foothills well tested with an estimated sandface absolute open flow (aof) rate potential of 372 mmcf/d. The Talisman operated Palliser pipeline was commissioned in the quarter and we are working to bring more gas to market.

“In the North Sea, volumes were down seven per cent over the second quarter, due to extensive planned maintenance programs, third party outages and mechanical issues. The maintenance work is completed and production rates are climbing, with last week’s combined production from the North Sea at 166,000 boe/d. We recently announced the acquisition of the 8,000 boe/d Auk and Fulmar fields in the UK. Auk, in particular, with 800 mmbbls of original oil in place and only 18 per cent recovery to date, is an exciting development opportunity. Elsewhere, we drilled successful development wells at Tartan, Blane, Claymore, Enoch and Varg (in Norway) and announced an exploration success (11,000 bbls/d) adjacent to the Talisman operated Buchan field. We continue to progress 10 subsea development projects in the North Sea, the largest of which is the Tweedsmuir development.

“In Southeast Asia, production was down compared to record second quarter volumes, largely due to maintenance and weather related issues, but still up 12 per cent over the same period last year. The Company drilled a successful development well in Block 314 (Malaysia) and the Bunga Tulip development is underway. Talisman added some very prospective deepwater exploration acreage in Indonesia and is currently drilling its first exploration well on Block 15-02 in Vietnam, for which early indications are encouraging.

“Offshore Trinidad, we made an exploration discovery at Ruby, which tested at 5,000 bbls/d. In Qatar, we are about to spud an exploration well. The Company has also added over 600,000 acres of exploration land in Alaska and new acreage in Colombia.

“Investors who follow the industry know that recent challenges, such as tight labour markets, equipment backorders, lack of spare parts and recent severe weather conditions, are not unique to Talisman. Taking everything into account, we expect production in the fourth quarter to average about 490,000 boe/d, plus or minus two per cent. Production for the full year is expected to average approximately 485,000 boe/d. Cash flow for 2006 is expected to be approximately $4.8 billion, assuming a WTI oil price of US$60/bbl, NYMEX gas of US$6/mmbtu and a US$/C$ exchange rate of $0.90 in the fourth quarter.

“Taking an early look at 2007, in an uncertain commodity price environment, our emphasis is going to be a focus on value and capital discipline. The plan is to keep exploration and development spending unchanged from the expected 2006 level of $4.8 billion. Given cost inflation in the sector, this equates to a real decrease of 10-15 per cent. This spending level reflects a commitment to value optimization and fiscal prudence, not a shortage of opportunities. Talisman’s management team has decided to defer approximately $1 billion of proposed spending on 2007 exploration and development projects.

“I continue to believe that Talisman shares are undervalued and represent an excellent investment opportunity for the Company. The major driver of production per share growth in 2007 will be the continued repurchase of Talisman shares, funded by asset sales. We repurchased 5.8 million common shares in the third quarter and an additional 5.6 million common shares in October. Although I anticipate we will fund 2007 exploration and development spending from cash flow, we will also use some proceeds from asset sales, if necessary, to keep well within our prudent guidelines for financial leverage.

“The timing, production volumes and proceeds from asset sales are yet to be determined and we will increase our normal course issuer bid limit to 10 per cent as required, subject to necessary approvals. Our objective continues to be to grow production per share by 5-10% annually. With asset sales, the spending cap and some project slippage I expect we will be close to the mid-point of this range in 2007. As projects are completed we should be at or above the upper end of the range in both 2008 and 2009.

“We will provide additional guidance on 2007 in early December once we have completed our detailed planning process.”

Talisman Third Quarter Summary

•	Drilling success averaged 99 per cent in North America with 96 gas and 79 oil wells.

•	The Company announced the development of a new gas play along the Outer Foothills trend of the Rocky Mountains.

•	Talisman achieved a new daily production record of 193 mmcf/d in the Alberta Foothills.

•	The Palliser pipeline was commissioned in September and is currently flowing 26 mmcf/d gross raw gas (13 mmcf/d net Talisman sales gas).

•	Two very successful wells were drilled in Appalachia (current combined production of 36 mmcf/d gross sales).

•	The Company drilled one of the most successful Foothills wells in its history (estimated sandface aof of 372 mmcf/d).

•	A Talisman subsidiary, FEX L.P., successfully bid on 55 tracts totaling approximately 600,000 gross acres in Alaska.

•	In the UK, two development wells were successfully drilled in the Blane field and one in each of the Tartan, Claymore and Enoch fields. The initial rate of the Tartan well was over 10,000 bbls/d.

•	The Company drilled a successful exploration well in the Buchan area of the North Sea (testing 11,000 bbls/d).

•	The Tweedsmuir development project continues with the pipelay currently in progress. Startup is scheduled for the end of the first quarter 2007.

•	The first of two wind turbines in the Beatrice Wind Farm Demonstrator project was successfully installed offshore and is commissioning.

•	Talisman’s UK subsidiary reached an agreement to acquire an 85.8 per cent interest in the Fulmar field and 100 per cent interest in the Auk field in the Central North Sea.

•	In Scandinavia, two Varg development wells were drilled successfully, and development of the Rev gas condensate field, adjacent to Varg, was sanctioned.

•	Production from the Greater MLN field in Algeria, which was temporarily shut-in following the failure of a gas reinjection compressor motor, was put back onstream mid-August.

•	In Malaysia, one development well was drilled and completed on Block PM-314.

•	In Vietnam, Talisman spud its first exploration well, Hai Su Trang, on Block 15/02.

•	Offshore Trinidad, the new Ruby-1 discovery well tested at 5,000 bbls/d.

•	In Colombia, the Company successfully gained a 30% working interest in the Niscota block.

•	In October, the Company declared a semi-annual dividend of seven and one-half cents Canadian (C$0.075) per share on its common shares.

•	During the quarter, Talisman repurchased 5.8 million common shares at an average price of $18.39.

•	During October the Company repurchased an additional 5.6 million common shares at an average price of $17.85.

•
On September 12, 2006 the lawsuit brought against Talisman by the Presbyterian Church and others under the Alien Tort Claims Act was dismissed. The plaintiffs have indicated that they intend to appeal the dismissal and other prior rulings to the Second Circuit Court of Appeals.

•	Talisman has been included in the Dow Jones Sustainability (North America) Index.

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow (which is a non-GAAP measure of financial performance). Please refer to the section in this press release entitled Advisory - Non-GAAP Financial Measures for further explanation and details.

($ million)	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Cash provided by operating activities	992	1,220	3,386	3,172
Changes in non-cash working capital	144	32	236	32
Cash flow	1,136	1,252	3,622	3,204

Earnings from Operations

Earnings from operations adjusts for significant one-time events as well as other non-operational impacts on earnings, such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates. This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

($ million, except per share amounts)
	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Net income	524	430	1,407	1,028
Operating income from discontinued operations	23	26	73	57
Gain on disposition of discontinued operations	69	-	147	-
Net income from discontinued operations	92	26	220	57
Net income from continuing operations	432	404	1,187	971
Stock-based compensation (tax adjusted) [1]	(33)	165	(33)	359
Insurance expenses[2]	-	-	10	-
Tax effects of unrealized foreign exchange gains on foreign denominated debt	(8)	38	24	51
Tax rate reductions and other[3]	-	-	147	-
Adjusted earnings from continuing operations[4]	391	607	1,335	1,381
Amounts per share - basic	0.36	0.55	1.22	1.25

1.
Stock-based compensation expense relates to the mark-to-market value of the Company’s outstanding stock options and cash units at September 30, 2006. The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

2.	Insurance costs relate to the current liability associated with past claims experience that is expected to be billed in future premiums.
3.
Tax adjustments reflect a future tax recovery in 2006 due to Canadian provincial and federal tax rate reductions and the impact of UK corporate tax rate increase on petroleum profits from 40 per cent to 50 per cent in the first quarter of 2006.

4.	This is a non-GAAP measure.

Management’s Discussion and Analysis (MD&A)

(November 2, 2006)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements as at September 30, 2006 and Talisman’s 2005 Audited Consolidated Financial Statements and MD&A. All comparative percentages are between the quarters ended September 30, 2006 and 2005, unless stated otherwise. All amounts are in Canadian dollars unless otherwise indicated.

The United Kingdom (UK) and Scandinavia, which were classified as the North Sea in 2005, are reported separately in 2006. The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005. During 2006, activities in Alaska, which previously had been included in the “Other” reporting segment, were reclassified and included in North America. Reclassifications have been made for all corresponding reported periods.

The Company has initiated a process to sell its oil sands assets in Alberta The oil sands assets comprise a 1.25% indirect interest in Syncrude, currently producing approximately 3,700 bbls/d, net to Talisman, in addition to working interests in two undeveloped oil sands leases and an overriding royalty interest in another undeveloped oil sands lease. Operating results from these assets are included in net income from discontinued operations, with the related assets reported as assets of discontinued operations on the Consolidated Balance Sheets. The Syncrude transaction is expected to close late in 2006 or early in 2007, at which time the related gain or loss on disposal will be included in net income from discontinued operations.

During the second quarter of 2006, the Company entered into agreements to sell certain non-core oil and gas assets in Western Canada (proceeds of $361 million) and the UK (proceeds of US$414 million). Operating results from these assets are included in net income from discontinued operations. All but three of the agreements for sale of Western Canada assets closed as of June 30, 2006, with the resulting after-tax gain on disposal of assets of $78 million included in net income from discontinued operations. The three remaining agreements closed in July 2006 with proceeds of $134 million and an after tax gain of $69 million included in net income from discontinued operations. The agreements for the sale of UK assets closed November 1, 2006. Assets covered by all agreements not closed as at September 30, 2006 are reported as assets of discontinued operations on the Consolidated Balance Sheets. Gains on dispositions of assets covered by agreements not closed as at September 30, 2006, will be recorded when the agreements close. See note 2 to the unaudited Interim Consolidated Financial Statements.

All prior periods reported have been restated to reflect the results of discontinued operations.

Quarterly Results Summary

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Financial (millions of C$ unless otherwise stated)
Net income from continuing operations	432	404	1,187	971
Net income from discontinued operations	92	26	220	57
Net income	524	430	1,407	1,028
C$ per common share[1]
Net income - Basic	0.48	0.39	1.28	0.93
- Diluted	0.47	0.38	1.25	0.91
Net income from continuing operations
- Basic	0.39	0.37	1.08	0.88
- Diluted	0.38	0.36	1.05	0.86
Production (daily average)
Oil and liquids (bbls/d)	227,893	233,873	252,924	226,470
Natural gas (mmcf/d)	1,315	1,279	1,293	1,279
Continuing operations (mboe/d)	447	447	468	440
Discontinued operations (mboe/d)	13	14	17	14
Total mboe/d (6 mcf = 1 boe)	460	461	485	454
Total production (boe) per common share[1]-Basic	0.039	0.038	0.121	0.112
1. All per share amounts have been retroactively restated to reflect the Company’s three-for-one share split. See note 5 to the Interim Consolidated Financial Statements.

Net income for the quarter increased 22% to $524 million, due in part to the after tax gain on sale of assets of $69 million, as reported in results of discontinued operations. See note 2 to the Unaudited Interim Consolidated Financial Statements.

Net income from continuing operations during the third quarter increased 7% to $432 million over the same period of 2005, mainly as a result of a recovery of charges for stock-based compensation and reduced dry hole expenses, which more than offset reduced revenue and increased operating expenses and depreciation, depletion and amortization (DD&A) charges. With production relatively unchanged from the previous year, lower North America natural gas prices were partially offset by higher prices for crude oil and international natural gas and reduced hedging losses.

Company Netbacks1, 2

	Three months ended		Nine months ended
September 30,	20066	2005	2006	2005
Oil and liquids ($/bbl)
Sales price	73.27	71.51	71.58	62.01
Hedging loss	0.36	1.08	0.26	0.89
Royalties	12.17	9.89	11.57	8.56
Transportation	1.15	0.88	1.05	0.86
Operating costs	14.49	11.56	13.84	11.62
	45.10	48.10	44.86	40.08
Natural gas ($/mcf)
Sales price	6.65	8.43	7.36	7.49
Hedging (gain)	(0.20)	-	(0.17)	-
Royalties	1.13	1.79	1.40	1.57
Transportation	0.26	0.26	0.26	0.26
Operating costs	0.86	0.79	0.86	0.74
	4.60	5.59	5.01	4.92
Total $/boe (6mcf=1boe)
Sales price	56.90	61.54	58.93	53.76
Hedging (gain) loss	(0.42)	0.56	(0.32)	0.46
Royalties	9.52	10.30	10.11	8.96
Transportation	1.34	1.20	1.28	1.19
Operating costs	9.90	8.32	9.84	8.16
	36.56	41.16	38.02	34.99
1.	Netbacks do not include synthetic oil, pipeline operations and the impact of the net change in oil inventory volumes.
2.	Includes impact of discontinued operations.

Talisman’s average netback was $36.56/boe in the quarter, 11% lower than in 2005. Higher oil prices and international natural gas prices partly offset the 31% drop in North American natural gas prices. As a result, Talisman’s average sales price fell 8% to $56.90/boe. Increased operating costs and transportation expenses were partially offset by reduced hedging losses and royalties.

Gross sales from continuing operations for the quarter were $2.3 billion, a 10% decrease from 2005, in large part due to lower prices.

Daily Average Production, before Royalties

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Oil and liquids (bbls/d)
North America	47,647	49,962	48,670	50,244
United Kingdom[1]	83,272	95,986	98,556	98,781
Scandinavia[1]	28,174	25,088	32,405	21,214
Southeast Asia and Australia[1]	49,085	36,509	51,456	30,881
Other[1]	19,715	26,327	21,837	25,350
	227,893	233,873	252,924	226,470
Natural gas (mmcf/d)
North America	915	885	883	887
United Kingdom[2]	105	91	103	101
Scandinavia	12	8	14	8
Southeast Asia and Australia	283	295	293	283
	1,315	1,279	1,293	1,279
Continuing operations (mboe/d)	447	447	468	440
Discontinued operations (mboe/d)
North America
- oil and liquids (bbls/d)	4,748	5,946	5,349	5,786
- natural gas (mmcf/d)	3	28	16	31
United Kingdom
- oil and liquids (bbls/d)	3,703	3,065	4,414	3,555
- natural gas (mmcf/d)	24	-	25	-
Discontinued operations (mboe/d)	13	14	17	14
Total mboe/d (6 mcf = 1 boe)	460	461	485	454
1.
Includes oil volumes produced into inventory for the three months ended September 30, 2006 of 242.7 mbbls, 65.0 mbbls, 173.8 mbbls and 384.4 mbbls in the United Kingdom, Scandinavia, Southeast Asia and Australia, and Other, respectively.

2.
Includes gas acquired for injection and subsequent resale of 3 mmcf/d and 15 mmcf/d in the third quarter and year to date periods of 2006, respectively, and of 18 mmcf/d and 12 mmcf/d in the third quarter and year to date periods of 2005, respectively.

Oil and liquids production from continuing operations averaged 227,893 bbls/d, down 3% from last year largely due to temporary shutdowns in the quarter. In North America, oil and liquids production was down 5% from 2005. In the UK, oil and liquids production fell 13% with turnarounds at Ross and Blake, Beatrice, Buchan and Piper, which more than offset production increases from asset acquisitions over the past year and development drilling. The MonArb fields, acquired in November 2005, averaged 3,552 bbls/d during the quarter, due to the extension of the planned annual shutdown during August and September. Production started up again in October. Prior to this shutdown, MonArb was averaging 11,740 bbls/d. In Scandinavia, oil and liquids production increased 12%, as production from the prior year’s acquisitions was offset by a decrease in production from the Varg field (down 5,400 bbls/d) due to water breakthrough and additional repair work performed during a planned shutdown at Gyda (down 1,900 bbls/d). In Southeast Asia and Australia, oil and liquids production averaged 49,085 bbls/d, up 34% over 2005. In Indonesia, production increased 64%, to 10,513 bbls/d, due in part to the acquisitions of the SE Sumatra and NW Java fields. Oil and liquids production in Malaysia/Vietnam was 28,995 bbls/d, down 4% due to an extended planned turnaround at PM-3. Assets acquired in Australia at the end of 2005 produced 9,577 bbls/d during the quarter. Production from Other areas decreased 25%. In Trinidad, production averaged 8,946 bbls/d, down from 10,539 bbls/d in 2005. In Algeria, production averaged 10,379 bbls/d, 5,410 bbls/d below the prior year. The gas reinjection compressor motor at MLN was repaired and production resumed August 12.

Natural gas production from continuing operations increased slightly, averaging 1.3 bcf/d during the quarter with additional volumes in North America, the UK and Indonesia partially offset by a shutdown in Malaysia/Vietnam. In North America, natural gas production was 915 mmcf/d, an increase of 3% from last year. In Southeast Asia and Australia, natural gas production was 283 mmcf/d, a decrease of 4% over last year. Production in Malaysia/Vietnam averaged 72 mmcf/d, a decrease of 36 mmcf/d, due to the extended turnaround at PM-3 and reduced nominations. Indonesia gas production increased 13% over last year, averaging 212 mmcf/d, with higher Corridor sales to Singapore Power and the addition of the Offshore NW Java property.

Volumes reported in discontinued operations represent production from both assets currently held for sale, as well as production, up until the date of closing from assets disposed of during the second and third quarters of the current year.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted and sold to third parties. Volumes transferred into and out of inventory for the period ended September 30, 2006, have been separately identified in footnote 1 to the Daily Average Production Volumes table above.

Prices and Exchange Rates
	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Oil and liquids ($/bbl)
North America	63.29	60.92	58.54	51.86
United Kingdom	74.87	73.75	73.69	63.21
Scandinavia	76.11	76.76	75.37	67.90
Southeast Asia and Australia	79.01	76.86	77.15	69.05
Other	72.46	71.94	73.21	65.10
	73.27	71.51	71.58	62.01
Natural gas ($/mcf)
North America	6.30	9.15	7.19	7.98
United Kingdom	7.53	6.25	8.80	6.64
Scandinavia Southeast Asia and Australia	6.53 7.37	4.13 6.98	5.04 7.35	4.58 6.29
	6.65	8.43	7.36	7.49
Total $/boe (6mcf=1boe)	56.90	61.54	58.93	53.76
Hedging (gain) loss, not included in the above prices Oil and liquids ($/bbl)	0.36	1.08	0.26	0.89
Natural gas ($/mcf)	(0.20)	-	(0.17)	-
Total $/boe (6mcf=1boe)	(0.42)	0.56	(0.32)	0.46
Benchmark prices and foreign exchange rates WTI (US$/bbl)	70.54	63.31	68.26	55.61
Brent (US$/bbl)	69.61	61.64	66.99	53.74
NYMEX (US$/mmbtu)	6.53	8.25	7.47	7.12
AECO (C$/gj)	5.72	7.75	6.82	7.03
US/Canadian dollar exchange rate	0.89	0.83	0.88	0.82
Canadian dollar / pound sterling exchange rate	2.10	2.14	2.06	2.26
Excludes synthetic oil

During the quarter, WTI oil prices averaged US$70.54/bbl, 11% higher than 2005, but a stronger Canadian dollar and wider quality differentials in Canada kept the increase in the Company’s realized oil and liquids price to 2%.

Talisman’s realized natural gas price was 21% below last year, largely reflecting the impact of lower AECO and NYMEX prices in North America.

For the quarter ended September 30, 2006, Talisman recorded net hedging gains of $18 million. Gains on natural gas ($0.20/mcf) more than offset losses on oil and liquids ($0.36/bbl) and compared to losses of $24 million for oil and liquids ($1.08/bbl) during the same period in 2005. As of October 1, 2006, the Company had derivative and physical contracts for approximately 3% of its remaining 2006 estimated production. A summary of the contracts outstanding is included in notes 11 and 12 to the December 31, 2005 Consolidated Financial Statements and in note 9 to the September 30, 2006 Unaudited Interim Consolidated Financial Statements.

Royalties1

	Three months ended
September 30,	2006		2005
	%	$ millions	%	$ millions
North America	18	141	20	209
United Kingdom	2	13	2	13
Scandinavia	1	1	-	-
Southeast Asia and Australia	36	191	35	154
Other	32	30	29	50
	17	376	17	426
	Nine months ended
September 30,	2006		2005
	%	$ millions	%	$ millions
North America	19	483	20	533
United Kingdom	2	43	2	37
Scandinavia	-	3	-	-
Southeast Asia and Australia	39	646	36	379
Other	30	112	30	135
	17	1,287	17	1,084
1.	Royalty rates do not include synthetic oil.

Royalty expense for the third quarter was $376 million, down 12% from 2005. This is the result of decreased North America natural gas prices, partially offset by increased oil royalties in Southeast Asia and Australia. The decrease in Other royalty expense was due primarily to lower production in Algeria.

Operating Expenses and Unit Operating Costs

	Three months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	6.90	126	6.12	109
United Kingdom	17.59	145	15.87	150
Scandinavia	21.63	61	15.42	42
Southeast Asia and Australia	5.00	45	2.76	22
Other	4.30	6	3.68	9
	9.90	383	8.32	332
Pipeline		21		13
		404		345
	Nine months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	6.94	366	5.69	301
United Kingdom	16.68	492	15.10	444
Scandinavia	21.28	202	17.72	119
Southeast Asia and Australia	4.46	119	2.73	58
Other	4.20	21	3.87	27
	9.84	1,200	8.16	949
Pipeline		57		42
		1,257		991

Total operating expenses for the quarter increased by $59 million, primarily due to increased turnaround costs and higher power and maintenance costs. In North America, unit operating costs increased 13% due to higher costs for processing, and plant turnarounds. In the UK, unit operating costs increased 11% with increased costs for turnarounds, maintenance, fuel and power while total expenses dropped $5 million due to reduced production in the current year and additional insurance costs in the prior year. In Scandinavia, operating costs rose $19 million with turnaround costs at Gyda and the impact of assets acquired in late 2005. Increased operating costs in Southeast Asia and Australia were related to the turnaround at PM-3 in Malaysia/Vietnam in August and an additional $9 million related to the Australian assets acquired in late 2005.

Transportation Expenses

	Three months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	0.93	18	0.96	19
United Kingdom	1.72	14	1.31	13
Scandinavia	2.77	8	1.74	4
Southeast Asia and Australia	1.41	13	1.55	12
Other	0.86	1	0.97	2
	1.34	54	1.20	50
	Nine months ended
September 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	1.01	56	0.91	52
United Kingdom	1.57	47	1.38	42
Scandinavia	2.10	20	1.65	10
Southeast Asia and Australia	1.27	35	1.54	33
Other	0.88	5	1.01	7
	1.28	163	1.19	144

Transportation expense for the current quarter increased 8% to $54 million over the same period of last year due to an increase in Scandinavia, related to the Paladin assets acquired in 2005.

Depreciation, Depletion and Amortization

	Three months ended
September 30,	2006		2005
	$/boe	millions	$/boe	$ millions
North America	14.23	262	12.72	231
United Kingdom	11.86	110	10.56	108
Scandinavia	19.85	55	15.92	39
Southeast Asia and Australia	6.18	55	4.92	39
Other	7.80	14	9.22	23
	12.06	496	10.70	440
	Nine months ended
September 30,	2006		2005
	$/boe	millions	$/boe	$ millions
North America	14.12	755	12.46	674
United Kingdom	11.88	375	11.12	351
Scandinavia	19.70	187	16.57	102
Southeast Asia and Australia	6.11	167	4.65	99
Other	8.43	50	9.34	65
	12.00	1,534	10.76	1,291

The 2006 third quarter DD&A expense was $496 million, up 13% from the same quarter of 2005. The DD&A rate in North America increased 12% with increased spending on land, higher drilling costs and increased capital expenditures on infrastructure projects. The DD&A expense in the UK remained relatively the same as last year as an increase in the rate was offset by the drop in production. In Scandinavia, total DD&A charges increased $16 million with increased costs related to the acquisitions in 2005. The DD&A expense for Southeast Asia and Australia increased by 41% largely due to the impact of the new production from Block PM-305 in Malaysia. In Other, the DD&A charge decreased $9 million to $14 million, as a result of decreased production in Algeria and Trinidad, partially offset by the impact of new production in Tunisia.

Other ($ millions)

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
G&A	48	41	163	143
Dry hole expense	37	67	120	164
Stock-based compensation	(47)	235	(47)	512
Other expense	(3)	2	69	7
Interest costs capitalized	20	6	49	12
Interest expense	37	38	124	121
Other revenue	27	41	120	115

General and administrative (G&A) expense increased over the same quarter of last year due mainly to additional personnel. On a per unit basis, G&A was $1.12/boe, up $0.13/boe from the corresponding period in 2005.

Dry hole expense for the third quarter of 2006 was $37 million, down 45% from a year earlier and includes $22 million in North America and $9 million in the UK. Other revenue of $27 million includes $26 million of pipeline and processing revenue, which was down $9 million from 2005 due to reduced third party volumes in the UK. Interest expense decreased slightly from the prior year as a result of higher charges for capitalized interest. Capitalized interest expense increased in the current quarter and is associated with the commencement of the development of the Northern Fields in Malaysia/Vietnam, as well as the ongoing Tweedsmuir, Wood and Blane development projects in the UK. Tweedsmuir is scheduled to come on production during the first quarter of 2007. Wood and Blane are scheduled to come on production in the second quarter of 2007. Production from the Northern Fields is scheduled to commence in mid-2008.

Stock-based compensation expense relates to the closing value of the Company’s share price and the relationship to its outstanding stock options and cash units as at September 30, 2006. The Company’s stock-based compensation expense or recovery is based on the difference between the Company’s share price and the exercise price of its stock options and cash units. During the quarter, the Company recorded a stock-based compensation recovery of $47 million. Of the total net recovery, $32 million relates to options and cash units exercised for cash, with the remaining non-cash recovery of $79 million primarily related to the 6% decrease in the Company’s share price during the quarter. Over the course of the quarter, the average exercise price of all outstanding options increased from $10.50 per share to $10.69 per share, with a total of 65.1 million options outstanding at September 30, 2006. See note 6 to the September 30, 2006 Unaudited Interim Consolidated Financial Statements.

Since the introduction of the cash feature, approximately 97% of options that have been exercised, have been exercised for cash, with only 3% exercised for shares, resulting in virtually no actual dilution.

Taxes ($ millions)

Effective Income Tax Rate

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
Income from continuing operations before taxes	840	822	2,716	1,872
Less PRT Current Deferred	85 -	46 2	247 (9)	112 10
Total PRT	85	48	238	122
	755	7748	2,478	1,750
Income tax expense
Current income tax	209	342	727	732
Future income tax	114	28	564	47
Total income tax expense	323	370	1,291	779
Effective income tax rate	43%	48%	52%	45%

The effective tax rate is expressed as a percentage of pre-tax income adjusted for Petroleum Revenue Tax (PRT), which is deductible in determining taxable income. The Company’s effective tax rate for the current quarter is lower than in 2005 due primarily to the future tax impacts relating to unrealized foreign exchange gains and losses associated with the Canadian dollar movements on foreign denominated debt. As a result, the current quarter includes an $8 million reduction of future taxes compared to a $38 million charge to future taxes during 2005. On a year-to-date basis, 2006 has a higher rate due to the effect of the 10% increase in UK tax rates, partially offset by the reduced rates in Canada. Increased commodity prices in the UK also increased PRT.

In the UK, recently amended legislation provides the Company with the option to defer 2005 capital expenditure claims for tax purposes to 2006 or later. At the higher tax rate applicable after 2005, this deferral would effectively result in an estimated reduction of approximately $75 million in current taxes, which may be realized during 2006 and 2007.

Capital Expenditures1 ($ millions)

	Three months ended		Nine months ended
September 30,	2006	2005	2006	2005
North America[2]	483	537	1,788	1,263
United Kingdom	315	313	878	710
Scandinavia	95	42	214	383
Southeast Asia and Australia	104	78	224	228
Other[2]	52	54	148	117
	1,049	1,024	3,252	2,701
1. Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude administrative capital.
2. During the second quarter of 2006, the Company made changes to the North America reporting segment to include activities in Alaska, which previously had been included in the “Other” reporting segment. Reclassifications have been made for all corresponding reported periods.

Capital expenditures in North America for the current quarter include $236 million for exploration and $247 million for development and included the drilling of 59 net gas wells and 42 net oil wells. Expenditures in the UK included $40 million for exploration and $275 million for development, which included the ongoing development of the Tweedsmuir, Wood, Enoch and Blane fields. In Scandinavia, the Company spent $12 million on exploration and $83 million on development. In Southeast Asia and Australia, development spending was $95 million, primarily on the development of the Northern Fields in PM-3 CAA. In Other, the Company spent $13 million on development and $3 million on exploration in North Africa, $24 million on exploration in Trinidad and $12 million on exploration activities in the rest of the world. There have been no significant changes in the Company’s outlook for the major projects underway as discussed in the Outlook for 2006 section of the Company’s December 31, 2005 MD&A.

Long-term Debt and Liquidity

At September 30, 2006, Talisman’s long-term debt was $4.0 billion, including the current portion of long-term debt of $293 million, down from $4.3 billion at year-end, as cash provided from operating activities and proceeds from dispositions were greater than cash used in investing and financing activities, the payment of dividends and share repurchases.

In connection with the funding of the acquisition of Paladin in 2005, the Company arranged a $2.6 billion (₤1.3 billion), unsecured non-revolving credit facility. At September 30, 2006, $293 million was drawn on this facility which makes up the current portion of long-term debt. Subsequent to the end of the current quarter, borrowings under this facility were repaid in full. This repayment was financed through draws under the Company’s revolving credit facilities.

During the quarter, the Company negotiated increases in the amounts available under its revolving credit facilities with several of its banks, from $1.457 billion to an aggregate of $1.932 billion. Subsequent to the end of the quarter, the Company negotiated an additional increase of $78 million in its revolving credit facilities.

At quarter end, debt to debt plus book equity was 36%. For the 12 months ended September 30, 2006, the debt to cash provided by operating activities ratio was 0.79:1.

In March of this year, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX). Pursuant to the NCIB, the Company may purchase for cancellation up to 54,940,200 of its common shares (representing 5% of the outstanding common shares of the Company as at March 21, 2006, on a post share split basis), during the 12 month period commencing March 28, 2006 and ending March 27, 2007. The price that the Company will pay for shares acquired under the NCIB will be the market price at the time of purchase or such other price as may be permitted by the TSX. During the first nine months of 2006 the Company repurchased 8,749,600 common shares for $160 million (2005 - 24,049,200 common shares for $299 million). During the month of October, the Company repurchased another 5,595,700 shares for $100 million. All 14,345,300 common share repurchases in 2006 have been made under the normal course issuer bid renewed in March 2006. A copy of the Notice of Intention to Make a Normal Course Issuer Bid may be obtained without charge from Talisman.

In the past, Talisman's purchases of its common shares under the NCIB in a twelve month period have been limited to 5% of its issued and outstanding shares. In the future, Talisman may seek to increase the limit on its purchases in a 12 month period to 10% of the public float. Any increases would be subject to receipt of all necessary regulatory approvals.

In May 2006, the Company implemented a three-for-one share split of its issued and outstanding common shares. All share and per share statistics have been retroactively restated to reflect this share split.

As at September 30, 2006 there were 1,090,367,180 common shares outstanding, decreasing to 1,084,872,105 at October 31, 2006.

As at September 30, 2006 there were 65,120,686 stock options and 8,455,928 cash units outstanding. During October 2006, 215,780 stock options were exercised for cash, 100,625 stock options were exercised for shares, 200,355 stock options were granted and 41,120 were cancelled, with 64,963,516 stock options outstanding at October 31, 2006. Subsequent to September 30, 2006, 36,050 cash units were granted, and 46,950 cash units were exercised and 6,525 cash units were cancelled, with 8,438,503 cash units outstanding at October 31, 2006.

During October 2006, the Company declared a semi-annual dividend of seven and a half cents per share on the Company’s common shares, payable December 29, 2006.

Talisman’s investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service, Moody’s Investor Service, Inc. and Standard & Poor’s are BBB (high), Baa2 (stable) and BBB+ (with a negative outlook), respectively.

Talisman continually investigates strategic acquisitions and opportunities, some of which may be material. In connection with any such transactions, the Company may incur debt or issue equity.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2006 is summarized in the following table and is based on an average WTI oil price of US$66.16/bbl, a NYMEX natural gas price of US$7.10/mmbtu and exchange rates of C$1=US$0.89 and £1=C$2.07.

Approximate Impact for 2006 (millions of dollars)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil - 1,000 bbls/d	7	10
Natural gas - 10 mmcf/d	7	13
Price changes[1]
Oil - US$1.00/bbl	44	47
Natural gas (North America)[2]- C$0.10/mcf	15	20
Exchange rate changes
US$ increased by US$0.01	40	62
£ increase by C$0.025	(3)	4
1.	The impact of commodity contracts outstanding as of October 1, 2006 has been included.
2.
Price sensitivity on natural gas relates to North American natural gas only. The Company’s exposure to changes in the UK, Scandinavia and Malaysia/Vietnam natural gas prices is not material. Most of the Indonesia natural gas price is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Summary of Quarterly Results (millions of dollars unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended (unaudited)
	2006			2005				2004
	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31
Gross sales	2,287	2,374	2,769	2,787	2,528	2,008	1,914	1,761
Total revenue	1,956	1,980	2,370	2,338	2,119	1,684	1,621	1,342
Net income from continuing operations	432	578	177	505	404	322	245	106
Net income	524	686	197	533	430	340	258	121
Per common share amounts[1] (dollars)
Net income from continuing operations	0.39	0.52	0.17	0.46	0.37	0.29	0.22	0.09
Diluted net income from continuing operations	0.38	0.51	0.16	0.45	0.36	0.29	0.22	0.09
Net income	0.48	0.62	0.18	0.48	0.39	0.31	0.23	0.11
Diluted net income	0.47	0.61	0.17	0.47	0.38	0.30	0.23	0.10
1.	All per share amounts have been retroactively restated to reflect the Company’s three-for-one share split. See note 5 to the Unaudited Interim Consolidated Financial Statements.

The following discussion highlights some of the more significant factors that impacted the results in the eight most recently completed quarters, as of September 30, 2006.

During the third quarter of 2006, gross sales decreased by $87 million over the previous quarter due to decreased natural gas prices and reduced production. Net income from continuing operations for the quarter decreased by $146 million, primarily due to the $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions recorded in the second quarter.

During the second quarter of 2006, gross sales decreased by $395 million over the previous quarter due to decreased production. Net income from continuing operations for the quarter increased by $401 million, primarily due to the impact of a $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions and the $325 million future tax charge in the first quarter.

In the first quarter of 2006, gross sales decreased by $18 million over the previous quarter. Net income from continuing operations for the quarter decreased by $328 million, primarily due to the impact of a one time non-cash adjustment of $325 million related to a UK income tax rate increase.

During the fourth quarter of 2005, gross sales rose by $259 million over the previous quarter due to increased natural gas prices in North America and increased production in the North Sea. Net income from continuing operations for the quarter increased by $101 million, as the increased revenue combined with reduced stock-based compensation charges more than offset the impact of increases in operating, DD&A, royalty and tax expenses.

During the third quarter of 2005, higher commodity prices and production increased gross sales by $520 million. Net income from continuing operations for the quarter increased by $82 million, as the increased revenue more than offset the impact of increases in stock-based compensation, royalty and tax expenses.

In the second quarter of 2005, gross sales rose due to increased commodity prices, which were partially offset by reduced production. Net income from continuing operations increased in the quarter as higher revenue combined with reductions in stock-based compensation charges, transportation and other expenses more than offset the impact of increases in operating costs, royalties, taxes, dry hole costs and exploration expenses.

During the first quarter of 2005, gross sales rose over the last quarter of 2004, as a result of higher commodity prices, increased production and reduced hedging losses. Net income from continuing operations increased in the quarter as increased revenue combined with reductions in dry hole costs, exploration expenses, impairments, DD&A and G&A to more than offset the impact of increases in stock-based compensation charges, royalties, operating costs and taxes.

During the fourth quarter of 2004, gross sales increased due to higher volumes and gas prices, which more than offset the impact of a stronger Canadian dollar and increased hedging losses. Net income from continuing operations remained relatively constant as reductions in stock-based compensation, operating expenses and dry hole costs were offset by increases in DD&A, impairments and G&A expenses as well as a loss on disposal of fixed assets.

New Accounting Pronouncements

The Canadian Institute of Chartered Accountants (CICA) and Financial Accounting Standards Board (FASB), in the US have issued a number of accounting pronouncements, some of which may impact the Company’s reported results and financial position in future periods.

Stock-Based Compensation

In July 2006, the Emerging Issues Committee (EIC) of the CICA issued EIC-162, “Stock-based compensation for employees eligible to retire before the vesting date”. EIC-162 clarifies the accounting for stock-based compensation plans that allow for vesting of stock-based awards after an employee's retirement. If the employee is eligible to retire on the grant date of an award, related compensation cost is to be recognized in full at that date as there is no ongoing service requirement to earn the award. If the employee becomes eligible to retire during the vesting period, the compensation cost is to be recognized over the period from the grant date to the retirement eligibility date. EIC-162 is effective for interim and annual periods ending on or after December 31, 2006. Talisman currently recognizes stock-based compensation in accordance with the conclusions of EIC-162 and we do not expect the adoption of EIC-162 will have a material impact on our results of operations or financial position.

Comprehensive Income / Financial Instruments / Hedges

The CICA issued new standards in early 2005 for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards will bring Canadian rules in line with current rules in the US. The standards will introduce the concept of “Comprehensive Income” to Canadian GAAP and will require that an enterprise (a) classify items of comprehensive income by their nature in a financial statement and (b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as cash flow hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Gains and losses on instruments that are identified as fair value hedges will be recognized directly into net income concurrently with the changes in the fair value of the hedged item. This standard will be effective for Talisman’s 2007 reporting. Any derivative instruments that do not qualify for hedge accounting will be marked-to-market with the adjustment (tax effected) flowing through the income statement.

Talisman has hedges in place that carry into 2007 and beyond, and we do not expect the adoption of these standards will have a material impact on the results of operations, or net financial position.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, which is an interpretation of Statement 109, “Accounting for Income Taxes”. The objective of that Interpretation is to clarify accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement 109. The Company is currently assessing the impact this pronouncement will have on the US GAAP reconciliation note disclosure.

Risks and Uncertainties

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The Plaintiffs have indicated that they intend to appeal the Court's decision granting Talisman's Motion for Summary Judgment and other prior rulings to the Second Circuit Court of Appeals. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Use of BOE equivalents

Unless otherwise stated, references to production represent Talisman’s working interest share (including royalty interests and net profits interests) before deduction of royalties. Throughout the MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an approximate energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

EXPLORATION AND OPERATIONS REVIEW

North America

During the third quarter, Talisman participated in 176 gross wells (101 operated), with 96 gas and 79 oil discoveries, which equates to a success rate of 99 per cent. Included were 31 exploration wells, with 27 successful gas wells.

Production averaged 205,397 boe/d in the third quarter, two per cent above the second quarter and one per cent lower than the same period in 2005. Natural gas production averaged 918 mmcf/d, four per cent above the previous quarter and up slightly from 2005. Liquids production averaged 52,395 bbls/d, two per cent lower than the second quarter of 2006 and six per cent lower than the same period last year. Asset sales reduced volumes by 20 mmcf/d and 2,500 bbls/d in the third quarter.

At Monkman, production for the quarter averaged 113 mmcf/d, 9 mmcf/d lower than the previous quarter largely due to third party facility constraints and plant outages, however, production is 12 mmcf/d above the same period last year. The b-60-E well is currently producing approximately 52 mmcf/d gross raw gas (40 mmcf/d gross sales gas) and the d-93-D well is producing approximately 25 mmcf/d gross raw gas (19 mmcf/d gross sales gas). A Triassic well, Talisman et al Bullmoose a-AO43-E/93-P-03, tested at rates of up to 27 mmcf/d (gross, raw gas). The tie-in is underway with startup expected during the fourth quarter of 2006 as planned. Two wells were spud during the quarter, including one deep well which we expect to be rig released early in 2007.

Production in the Alberta Foothills averaged 167 mmcf/d in the third quarter, 44 mmcf/d higher than the previous quarter. Seven wells were brought onstream during this quarter, averaging 3 mmcf/d (net sales gas) per well. A daily production record of 193 mmcf/d was achieved during October. Talisman drilled 3.1 net wells (four gross wells) during the quarter and nine wells are currently drilling. Four wells are currently awaiting tie-in with combined rates of 39 mmcf/d (gross raw gas). Talisman’s average working interest in these wells is 70 per cent.

The Company announced the results of a very prolific well in the Alberta Foothills. The well tested at a rate of 14 mmcf/d (gross, raw gas). Restricted by surface equipment, the well had an estimated sandface absolute open flow rate potential of 372 mmcf/d and estimated wellhead absolute open flow rate potential of 94 mmcf/d. The well is expected to be tied-in during the second quarter of 2007.

Talisman has acquired a significant land position in the Western Canadian Basin along the “Outer Foothills” trend of the Rocky Mountains. The acreage lies in a relatively undeveloped part of the Basin, east of and running parallel to Talisman’s existing Foothills play in both Alberta and British Columbia. The Company spent $230 million to acquire over 260,000 acres (410 sections) of land along the trend, most of which is 100 per cent working interest. This extensive land position provides Talisman with numerous multi-zone opportunities in several distinct regions. The Company has identified over 100 drilling locations to date and estimates prospective natural gas resources of between 1-2 tcf on the acquired acreage.

In the Edson area, third quarter production averaged 48,610 boe/d, 11 per cent higher than the same quarter last year and six per cent higher than the previous quarter. This area includes Bigstone/Wild River, Edson and West Whitecourt.

At Bigstone/Wild River, quarterly production was 23,536 boe/d, 17 per cent higher than the same quarter last year and relatively unchanged from the previous quarter. With successful drilling, natural gas production during the quarter was 130 mmcf/d, 19 per cent higher than the same period in 2005. Talisman participated in 13.3 net wells (21 gross) in the area during the quarter.

At Edson, production averaged 14,741 boe/d, an increase of seven per cent from the same period last year and 23 per cent above the previous quarter. This higher volume was mainly due to the completion of the Ansel pipeline during the quarter and the second quarter gas plant maintenance turnaround. Natural gas production increased to 74 mmcf/d, 2 mmcf/d higher than third quarter 2005 and 12 mmcf/d higher than the previous quarter. Talisman participated in 9.7 net wells (12 gross).

At West Whitecourt, production during the quarter averaged 56 mmcf/d, six per cent higher than the same period last year and five per cent higher than the previous quarter.

At Chauvin, production for the quarter averaged 16,520 boe/d, 1,100 boe/d lower than the previous quarter. Production for this quarter is 2,160 boe/d below the same period in 2005, due in part to divestitures.

In Appalachia, production for the quarter was 108 mmcf/d, 10 mmcf/d higher than in the previous quarter. The Stoscheck #1 well, which came on production in July, is currently producing approximately 26 mmcf/d gross sales gas and Hartman BJ #1 (Fortuna Energy 49.5 per cent) is producing approximately 10 mmcf/d gross sales gas. Talisman’s wholly owned subsidiary Fortuna Energy has permits in place for six Trenton-Black River wells and three wells are drilling. Fortuna participated in 6.9 net wells during the quarter, including one non-operated well.

In Quebec, a well has been drilled and is expected to be completed and tested in the fourth quarter. A second well is about to spud.

During the quarter, Talisman Midstream Operations transported an average of 548 mmcf/d through its systems for processing, an increase of 98 mmcf/d (22 per cent) over the preceding quarter and 41 per cent above the same period in 2005. The Lynx pipeline, which was commissioned in June, is currently transporting 30 mmcf/d gross raw gas, restricted due to downstream issues, which should be alleviated early in the fourth quarter. The Palliser pipeline was commissioned on September 14, 2006 and is flowing 26 mmcf/d gross raw gas. Talisman Midstream Operations is currently operating at record throughputs of 573 mmcf/d.

Talisman's wholly owned subsidiary, FEX L.P., successfully bid on 48 tracts totaling approximately 562,000 gross acres (FEX 60 per cent and operator) at the September land sale in Alaska. The acreage is in the Northwest Planning Area of the National Petroleum Reserve - Alaska (NPR-A). FEX L.P. also successfully bid on seven tracts (40,000 acres) in an onshore State lease sale on October 25.

United Kingdom
Production in the UK averaged 108,508 boe/d in the third quarter of 2006, down from 116,866 boe/d in the second quarter of 2006, and 114,183 boe/d in third quarter of 2005. Production during the quarter was impacted by extended planned facilities shutdowns at the Montrose/Arbroath, Beatrice and Piper platforms.

Production was also affected by a gas compressor motor failure on the Bleo Holm vessel in the second quarter, which restricted Talisman production in the Ross and Blake fields to 7,000 boe/d for two months during the third quarter. In addition, unplanned shutdowns for Tartan compressor failure and for Orion flaring restrictions, due to a third party export compressor outage, impacted production during the quarter. The Bleo Holm, Tartan and third party compressors are now repaired.

Unit operating costs for the quarter were $17.59/boe, down from $19.14/boe in the second quarter of 2006 and up from $15.87/boe in the third quarter of 2005. Unit costs are up over 2005 as a result of higher maintenance costs, increased fuel costs and extended shut-down periods.

Development drilling during the quarter was successful. In the Tartan field, a development well was drilled and completed with initial production rates of over 10,000 bbls/d. A successful development well was also drilled in the Claymore field, with initial rates of 5,170 bbls/d and a further development well is underway.

Two Blane development wells were also successfully drilled and completed. The Blane pipeline is being laid with 31 kilometres laid out of 33 kilometres and facilities work is underway. First oil from the Blane field is expected in the second quarter of 2007.

The Tweedsmuir development continues to make progress. The main production pipeline is currently being laid with 21 kilometres laid out of 55 kilometres. Subsea activity is on plan, however, modifications to the Piper platform will take longer than previously expected. Production startup is still scheduled for the end of the first quarter , however initial rates will be constrained to approximately 20,000 boe/d while the gas processing plant is completed. Full production volumes are expected to commence in the third quarter.

Development of the Enoch field is also proceeding. A successful Enoch development well was drilled and completed. The pipeline has been laid and the facilities work is underway. The Enoch field is expected to start production in the first quarter of 2007.

The startup of the Wood and Gas Export facility (WaGE) on the Montrose/Arbroath platform has been delayed to the second quarter of 2007, primarily to allow essential platform integrity and maintenance work to be completed prior to startup. The Wood development well, drilled and suspended in the second quarter 2006, will be completed later this year.

Development of the Duart field single well subsea tie-back and the Galley field redevelopment project is progressing. First oil is expected for both developments in the fourth quarter of 2007.

Talisman made a new oil discovery in the Outer Moray Firth adjacent to the Buchan and Tweedsmuir fields. The 20/5a-10y well encountered two separate Jurassic sandstone reservoirs and, on testing, flowed at a combined rate of 11,000 bbls/d of 39 degree API oil. The discovery will be evaluated with a view to establishing commerciality and possible development options. An exploration well at Sligachan in the same area will spud during the fourth quarter.

Talisman Energy Inc.’s UK subsidiary, Talisman Energy (UK) Limited, has reached agreement with Shell U.K. Limited and Esso Exploration and Production UK Limited to acquire their combined 85.8 per cent interest in the Fulmar field (Blocks 30/11b and 30/16s) and 100 per cent interest in the Auk field (Blocks 30/16n and 30/16t) in the Central North Sea. The transaction is expected to be complete before year end.

The Beatrice Wind Farm Demonstrator project is progressing with the first of two five megawatt turbine generators installed. Commissioning is underway and first power expected in the fourth quarter. Installation of the second turbine generator was delayed due to weather and will be installed in mid-2007.

Scandinavia

Production in the third quarter of 2006 averaged 30,176 boe/d, down compared to 31,812 boe/d in the second quarter 2006, and up from 26,414 boe/d in third quarter of 2005. Norway production continues to be below the 2006 planned rates primarily due to early water breakthrough in two high-producing Varg wells. However, two new sidetrack production wells have now been drilled on Varg, with initial flow rates of 4,900 bbls/d and 4,800 bbls/d. During October production in Scandinavia has been approximately 35,000 boe/d.

The development of the Rev gas condensate field as a tie-back to third party infrastructure in the UK North Sea was sanctioned in the quarter. The Rev field is expected to produce 16,000 boe/d net to Talisman at startup. The original first production date was expected in the fourth quarter of 2007; however, this may now be delayed into 2008 as a result of third party infrastructure delays.

Predevelopment and presanction engineering and planning continues for the Yme development.

Southeast Asia and Australia

Production in the third quarter averaged 96,306 boe/d, down nine per cent compared to 105,734 boe/d in the second quarter 2006, mainly due to lower gas nominations, weather issues and a maintenance program in Malaysia. Production in the third quarter in 2006 is 12 per cent above the same quarter in 2005.

In Malaysia, one development well, Naga Kecil 2, was drilled and completed on Block PM-314 during the quarter. Production from Naga Kecil 1&2 wells will be choked back until a water injection well is completed. In South Angsi, the Kuning well # 2 came onstream at 3,200 boe/d. Another producer injector pair is being drilled in PM-3 CAA. Facility upgrades in the Bunga Kekwa field are expected to be completed in the fourth quarter of 2006. These upgrades will provide Talisman an opportunity to drill an additional four wells in the area. Bunga Tulip field development drilling is currently ongoing and the first well is expected to be onstream in the fourth quarter. The gas export pipeline from Bunga Raya to Ca Mau in Vietnam was successfully laid and will be commissioned in the fourth quarter of 2006 with first gas volumes expected in the second quarter of 2007.

In Australia, production increased by 61 per cent over the previous quarter as a result of two well workovers in the Laminaria field. An appraisal well spud in early September and was still drilling at the end of the third quarter.

In Vietnam, Talisman spud its first exploration well, Hai Su Trang, on Block 15/2 in October.

In Indonesia, production increased 22 per cent over the same period last year as a result of the ongoing development drilling in the region and the acquisition of the Paladin assets. Construction of the Corridor natural gas pipeline to West Java is progressing, however completion is now expected by the end of the second quarter of 2007. Wellsite preparation for six wells has been completed on the Ogan Komering block and the first well is expected to be spud in the fourth quarter of 2006. In addition, the offshore Pasangkayu Production Sharing Contract was signed on September 22.

Trinidad

In Trinidad and Tobago, production averaged 8,946 boe/d in the third quarter compared to 7,648 boe/d in the second quarter of this year and 10,539 boe/d in the same quarter in 2005. Predevelopment work continues for the Angostura gas project, which is expected to provide first gas in the first half of 2010.

On Block 3a offshore Trinidad, the Ruby-1 well was drilled to a total depth of 5,750 feet and encountered approximately 1,200 feet of hydrocarbon bearing sands, including more than 800 feet of net pay. The well tested at a rate of nearly 5,000 bbls/d of oil from a limited interval within the pay section on a 7/8th inch choke.

In the Eastern Block, the Shandon Beni-1 well was drilled to TD. The Shandilay well was approved as the third commitment well in the block. This well is expected to spud in December.

North Africa

In North Africa, production averaged 10,833 boe/d, up from 9,736 boe/d in the second quarter of this year and down from 15,789 boe/d in the third quarter 2005. Production in Algeria was below planned rates in the third quarter due to the failure of the gas reinjection compressor motor in the Greater MLN field in Algeria in May. The motor was repaired and put back on stream by the middle of August.

Two non-operated development wells were drilled during the quarter in Greater MLN, two in the Ourhoud Unit and one in Tunisia. The expansion of the Greater MLN facilities continues on schedule for gas injection at the end of the third quarter of 2007. The predevelopment of the EMK Unit, which straddles Blocks 405 and 208 in the southeast corner of Block 405, continues with one non-operated appraisal well drilled during the quarter and another underway.

In Tunisia, Talisman agreed to farm in on the El Hamra block.

Other Areas

In Qatar, Talisman received approval for the second of three exploration commitment wells, TQ-2. Tendering and contract award for drilling and attendant services are ongoing and the well is expected to spud in early November.

In Colombia, a Talisman subsidiary was successful in bidding for the Niscota exploration block in the Llanos overthrust belt. The Company’s share is 30 per cent. The Company relinquished the El Conchal TEA block.

In Peru, work continued to acquire seismic data on Block 101.

As part of its intention to streamline operations, Talisman has exited Gabon and is planning to sell its interests in Romania.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications    Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210   Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

38-06

CONFERENCE CALL TODAY
11 am Mountain Time (1 pm Eastern Time)

Talisman will host a conference call for investors and analysts on today, Thursday, November 2, 2006, to discuss Talisman’s third quarter results.

To participate in the conference call, please contact the Talisman Energy Conference Operator at 10:50 a.m. MST (12:50 p.m. EST), at one of the following numbers.

1-800-796-7558 (North America) or
1-416-644-3414 (Local Toronto & International)

A replay of the conference call will be available from November 2 to November 9, 2006 commencing at approximately 1:00 p.m. MS today. To access the replay, please call:
1-877-289-8525 (North America) passcode 21203388# or
1-416-640-1917 (Local Toronto & International) passcode 21203388#

The call will also be broadcast live on the internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1625580.

Advisory - forward-looking statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding:
•	estimated prospective resources in the Outer Alberta Foothills area;
•	estimates of production and production per share and operations or financial performance;
•	an estimate of cash flow for 2006;
•	business plans for drilling, exploration and development;
•	the estimated amounts, timing and sources of capital expenditures;
•	the estimated timing of development, including new production, facility upgrades and first power from the Beatrice wind farm demonstration project;
•	the estimated timeline for commissioning of pipelines;
•	estimates of operating costs, including expected decreases in unit operating costs;
•	anticipated use of proceeds from asset sales;
•	repurchases of Talisman shares and potential future increases to the limits of Talisman’s normal course issuer bid;
•	business strategy and plans or budgets;
•	proposed asset acquisitions and dispositions and associated timing;
•	outlook for oil and gas prices and exchange rates; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” , “positioned”, “goal” , “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development in 2006 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

This news release discusses anticipated cash flow. The $4.8 billion cash flow estimate described in this news release assumes a US$60/bbl West Texas Intermediate oil price, a US$6/mmbtu New York Mercantile Exchange natural gas price and a US$/Canadian$ exchange rate of $0.90 in the fourth quarter. Other material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; anticipated cash payments made by the Company upon surrender of outstanding stock options using the cash payment feature, which in turn is dependent on the trading level of the Company’s common shares and the number of stock options surrendered or exercised; and the anticipated amount of cash income tax and petroleum revenue tax. The amount of taxes and cash payments made upon surrender of existing stock options are inherently difficult to predict.
Forecasted fourth quarter production volumes are uncertain and are based on the mid-point of the estimated production range. Management believes that a reasonable band of uncertainty is +/- 2%.
Statements regarding estimated future production and production growth, as well as estimated financial results which are derived from or depend upon future production estimates include the projected impact of the acquisition of interests in the Fulmar and Auk fields in the Central North Sea. The completion of any contemplated asset dispositions or acquisitions is contingent on various factors including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals. Forecasted production volumes do not reflect the impact of any further asset dispositions or other transactions described in this news release.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:
•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of completed acquisitions, as well as any future acquisitions or dispositions;
•	the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the effect of acts of, or actions against, international terrorism;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and
•	the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis - Risks and Uncertainties”, “- Liquidity and Capital Resources”, and “- Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.
Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Advisory -oil and gas information
Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.
Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts. In this news release, Talisman refers to prospective resources, as defined by the Society of Petroleum Engineers/World Petroleum Congress, which are inherently more uncertain than proved reserves and which US oil and gas companies are prohibited from including in reports filed with the SEC.

Advisory - non-GAAP financial measures
Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and with peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Earnings from operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by Generally Accepted Accounting Principles in either Canada or the United States. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Our reported results of cash flow, cash flow per share and earnings from operations may not be comparable to similarly titled measures reported by other companies.

Talisman Energy Inc. Highlights (unaudited)

	Three months ended		Nine months ended
	September 30		September 30

	2006	2005	2006	2005
Financial
(millions of Canadian dollars unless otherwise stated)
Cash flow	1,136	1,252	3,622	3,204
Net income	524	430	1,407	1,028
Exploration and development expenditures	1,048	784	3,258	2,199
Per common share (Canadian dollars)
Cash flow	1.04	1.14	3.30	2.90
Net income	0.48	0.39	1.28	0.93
Production
(daily average)
Oil and liquids (bbls/d)
North America	48,716	52,897	50,789	53,392
United Kingdom	86,975	99,051	102,970	102,336
Scandinavia	28,174	25,088	32,405	21,214
Southeast Asia and Australia	49,085	36,509	51,456	30,881
Other	19,715	26,327	21,837	25,350
Synthetic oil	3,679	3,011	3,230	2,638
Total oil and liquids	236,344	242,883	262,687	235,811
Natural gas (mmcf/d)
North America	918	913	899	918
United Kingdom	129	91	128	101
Scandinavia	12	8	14	8
Southeast Asia and Australia	283	295	293	283
Total natural gas	1,342	1,307	1,334	1,310
Total mboe/d	460	461	485	454
Prices (1)
Oil and liquids ($/bbl)
North America	63.29	60.92	58.54	51.86
United Kingdom	74.87	73.75	73.69	63.21
Scandinavia	76.11	76.76	75.37	67.90
Southeast Asia and Australia	79.01	76.86	77.15	69.05
Other	72.46	71.94	73.21	65.10
Crude oil and natural gas liquids	73.27	71.51	71.58	62.01
Synthetic oil	70.47	79.01	69.18	69.32
Total oil and liquids	73.22	71.60	71.55	62.10
Natural gas ($/mcf)
North America	6.30	9.15	7.19	7.98
United Kingdom	7.53	6.25	8.80	6.64
Scandinavia	6.53	4.13	5.04	4.58
Southeast Asia and Australia	7.37	6.98	7.35	6.29
Total natural gas	6.65	8.43	7.36	7.49
Total ($/boe) (includes synthetic)	57.01	61.65	58.99	53.85

(1) Prices are before hedging.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(millions of Canadian dollars)	2006	2005
Assets		(restated -
Current		see note 2)
Cash and cash equivalents	195	130
Accounts receivable	975	1,249
Inventories	249	170
Prepaid expenses	18	20
Assets of discontinued operations (note 2)	43	62
	1,480	1,631

Accrued employee pension benefit asset	53	57
Other assets	81	74
Goodwill (note 3)	1,479	1,469
Property, plant and equipment	15,960	14,415
Assets of discontinued operations (note 2)	489	693
	18,062	16,708
Total assets	19,542	18,339

Liabilities
Current
Bank indebtedness	61	-
Accounts payable and accrued liabilities (notes 4, 6 and 7)	2,031	2,352
Income and other taxes payable	492	649
Current portion of long-term debt (note 8)	293	-
Liabilities of discontinued operations (note 2)	14	32
	2,891	3,033

Deferred credits	67	74
Asset retirement obligations (note 4)	1,337	1,275
Other long-term obligations (notes 6 and 7)	124	216
Long-term debt (note 8)	3,708	4,263
Future income taxes	4,234	3,493
Liabilities of discontinued operations (note 2)	163	190
	9,633	9,511

Non-controlling interest	-	66
Contingencies and commitments (notes 9 and 12)
Shareholders' equity
Common shares (note 5)	2,595	2,609
Contributed surplus	69	69
Cumulative foreign currency translation	(148)	(265)
Retained earnings	4,502	3,316
	7,018	5,729
Total liabilities and shareholders' equity	19,542	18,339

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Nine months ended
(millions of Canadian dollars	September 30		September 30
except per share amounts)	2006	2005	2006	2005
(restated -				(restated -
Revenue		see note 2)		see note 2)
Gross sales	2,287	2,528	7,430	6,450
Hedging (gain) loss	(18)	24	(43)	57
Gross sales, net of hedging	2,305	2,504	7,473	6,393
Less royalties	376	426	1,287	1,084
Net sales	1,929	2,078	6,186	5,309
Other	27	41	120	115
Total revenue	1,956	2,119	6,306	5,424

Expenses
Operating	404	345	1,257	991
Transportation	54	50	163	144
General and administrative	48	41	163	143
Depreciation, depletion and amortization	496	440	1,534	1,291
Dry hole	37	67	120	164
Exploration	90	79	207	179
Interest on long-term debt	37	38	124	121
Stock-based compensation (note 6)	(47)	235	(47)	512
Other	(3)	2	69	7
Total expenses	1,116	1,297	3,590	3,552
Income from continuing operations before taxes	840	822	2,716	1,872
Taxes
Current income tax	209	342	727	732
Future income tax	114	28	564	47
Petroleum revenue tax	85	48	238	122
	408	418	1,529	901
Net income from continuing operations	432	404	1,187	971
Net income from discontinued operations (note 2)	92	26	220	57
Net income	524	430	1,407	1,028

Per common share (Canadian dollars)
Net income from continuing operations	0.39	0.37	1.08	0.88
Diluted net income from continuing operations	0.38	0.36	1.05	0.86
Net income from discontinued operations	0.09	0.02	0.20	0.05
Diluted net income from discontinued operations	0.09	0.02	0.20	0.05
Net income	0.48	0.39	1.28	0.93
Diluted net income	0.47	0.38	1.25	0.91
Average number of common shares outstanding (millions)	1,095	1,102	1,097	1,106
Diluted number of common shares outstanding (millions)	1,122	1,133	1,127	1,131

See accompanying notes.

Consolidated Statements of Retained Earnings
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005

Retained earnings, beginning of period	4,070	2,464	3,316	2,170
Net income	524	430	1,407	1,028
Common share dividends	-	-	(82)	(62)
Purchase of common shares (note 5)	(92)	-	(139)	(242)
Retained earnings, end of period	4,502	2,894	4,502	2,894

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005
		(restated -		(restated -
Operating		see note 2)		see note 2)
Net income from continuing operations	432	404	1,187	971
Items not involving cash (note 11)	570	720	2,046	1,932
Exploration	90	79	207	179
	1,092	1,203	3,440	3,082
Changes in non-cash working capital	(144)	(32)	(236)	(32)
Cash provided by continued operations	948	1,171	3,204	3,050
Cash provided by discontinued operations	44	49	182	122
Cash provided by operating activities	992	1,220	3,386	3,172
Investing
Corporate acquisitions	-	-	(66)	-
Capital expenditures
Exploration, development and corporate	(1,053)	(792)	(3,273)	(2,201)
Acquisitions	(5)	(236)	(6)	(537)
Proceeds of resource property dispositions	-	(5)	2	11
Changes in non-cash working capital	27	54	56	2
Discontinued operations	129	(3)	351	(17)
Cash used in investing activities	(902)	(982)	(2,936)	(2,742)
Financing
Long-term debt repaid	(102)	-	(3,550)	(1,009)
Long-term debt issued	137	-	3,387	1,281
Common shares issued (purchased) issued (note 5)	(104)	1	(157)	(297)
Common share dividends	-	-	(82)	(62)
Deferred credits and other	(20)	(5)	(54)	3
Changes in non-cash working capital	-	-	-	(3)
Cash used in financing activities	(89)	(4)	(456)	(87)
Effect of translation on foreign currency cash and cash equivalents	1	(8)	10	(6)
Net increase in cash and cash equivalents	2	226	4	337
Cash and cash equivalents net of bank indebtedness, beginning of period	132	149	130	38
Cash and cash equivalents net of bank indebtedness, end of period	134	375	134	375

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report Financial Review for the year ended December 31, 2005.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2005, except for the following:

During the first quarter of 2006, the Company made changes to its reporting segments. The United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005, are reported separately in 2006. The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005. Reclassifications have been made for all corresponding reported periods.

During the second quarter of 2006, the Company made changes to the North America reporting segment, to include activities in Alaska, which previously had been included in the “Other” reporting segment. Reclassifications have been made for all corresponding reported periods.

All references to common share data have been retroactively restated to reflect the impact of the Company’s three-for-one share split in May 2006. See note 5.

2. Discontinued Operations

United Kingdom
During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in the United Kingdom for proceeds of US$414 million. Operating results from these assets are included in net income from discontinued operations. These agreements closed on November 1, 2006. Assets covered by these agreements are reported as assets of discontinued operations on the Consolidated Balance Sheets. A gain on disposition of assets will be recorded in net income from discontinued operations, in the fourth quarter of 2006.

North America
During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. Operating results from these assets are included in net income from discontinued operations. All but three of these agreements closed as of June 30, 2006, with the resulting gain on disposal of assets of $78 million, net of tax, included in net income from discontinued operations. The three remaining agreements closed in July of 2006 for proceeds of $134 million and a resulting gain on disposition of assets of $69 million, net of tax, which has been recorded in net income from discontinued operations in the third quarter of 2006. Assets covered by all agreements are reported as assets of discontinued operations on the Consolidated Balance Sheets.

During the third quarter, the Company announced its intention to sell all of its oilsands assets comprised of a 1.25% indirect interest in Syncrude Canada and interests in undeveloped leases. Operating results from the Syncrude Canada interest are included in net income from discontinued operations and the related assets are reported as assets of discontinued operations. The gain on disposition of Syncrude will be recorded in net income from discontinued operations, when the transactions are completed. Undeveloped lease costs and future gains on disposition will be reported as part of continuing operations as incurred.

Subsequent to September 30, 2006 the Company announced plans to sell additional oil and gas producing assets in Western Canada. These assets are not included in the results of discontinued operations as at September 30, 2006 but are expected to be reclassified in the fourth quarter of 2006.

Comparative periods for both North America and United Kingdom segments have been restated.

The results for discontinued operations are as follows:
	For the three months ended September 30,
	North America		United Kingdom		Total
	2006	2005	2006	2005	2006	2005

Revenues, net of royalties	26	51	44	19	70	70
Expenses
Operating, marketing and general	9	12	10	5	19	17
Interest	1	-	4	-	5	-
Depreciation, depletion and amortization	3	9	-	3	3	12
Income from discontinued operations before income taxes	13	30	30	11	43	41
Taxes	4	10	16	5	20	15
Gain on disposition, net of tax of $29	69	-	-	-	69	-
Net income from discontinued operations	78	20	14	6	92	26

	For the nine months ended September 30,
	North America		United Kingdom		Total
	2006	2005	2006	2005	2006	2005

Revenues, net of royalties	110	133	166	56	276	189
Expenses
Operating, marketing and general	40	40	27	14	67	54
Interest	7	-	11	-	18	-
Depreciation, depletion and amortization	20	29	37	12	57	41
Income from discontinued operations before income taxes	43	64	91	30	134	94
Taxes	13	22	48	15	61	37
Gain on disposition, net of tax of $61	147	-	-	-	147	-
Net income from discontinued operations	177	42	43	15	220	57

The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at September 30, 2006			As at December 31, 2005
	North	United		North	United
	America	Kingdom	Total	America	Kingdom	Total
Assets
Current assets	11	32	43	21	41	62
Property, plant and equipment, net	148	313	461	324	334	658
Goodwill	5	23	28	13	22	35
Total assets	164	368	532	358	397	755

Liabilities
Current liabilities	3	11	14	6	26	32
Asset retirement obligation	1	28	29	17	28	45
Future income taxes	-	126	126	-	138	138
Other long-term liabilities	1	7	8	1	6	7
Total liabilities	5	172	177	24	198	222

Net assets of discontinued operations	159	196	355	334	199	533

3. Goodwill
Changes in carrying amount of the Company’s goodwill are as follows:

	Nine months ended September 30, 2006	12 months ended December 31, 2005 (restated, see note 2)
Opening balance[1]	1,469	453
Acquired during the period	-	1,076
Foreign currency translation effect	10	(60)
Closing balance	1,479	1,469
1 $28 million (December 31, 2005 - $35 million) has been reclassified to assets of discontinued operations.

In January of 2006, the Company completed its acquisition of the remaining 2% of the voting common shares of Paladin Resources plc (Paladin), an oil and gas exploration and development company, for a total of 100%.

4. Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s asset retirement obligations associated with our property, plant and equipment are as follows:

	Nine months ended September 30, 2006	12 months ended December 31, 2005 (restated, see note 2)
ARO liability, beginning of period[1,2]	1,303	1,260
Liabilities incurred during period	-	275
Liabilities settled during period	(36)	(32)
Accretion expense	56	74
Revisions in estimated future cash flows	13	(118)
Foreign currency translation	29	(156)
ARO liability, end of period[1]	1,365	1,303
1 Included in September 30, 2006 and December 31, 2005 liabilities are $28 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,337 and $1,275 respectively.
2 $29 million (December 31, 2005 - $45 million) has been reclassified to long-term liabilities of discontinued operations.

5. Share Capital

In May 2006 the Company implemented a three-for-one share split of its issued and outstanding common shares. All references to net income per share, diluted net income per share, weighted-average number of common shares outstanding, common shares issued and outstanding and options and cash units granted, exercised and forfeited have been retroactively restated to reflect the impact of the Company’s three-for-one share split.

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares	Nine months ended September 30, 2006		12 months ended December 31, 2005
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,098,783,945	2,609	1,125,555,870	2,666
Issued on exercise of options	332,835	6	495,375	8
Purchased during the period	(8,749,600)	(20)	(27,267,300)	(65)
Balance, end of period	1,090,367,180	2,595	1,098,783,945	2,609

Pursuant to a normal course issuer bid renewed in March 2006, Talisman may repurchase up to 54,940,200 of its common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed (on a post share split basis). During the first nine months of 2006 the Company repurchased 8,749,600 common shares for $160 million (2005 - 24,049,200 common shares for $299 million). All 8,749,600 common share repurchases in 2006 have been made under the normal course issuer bid renewed in March 2006.

Subsequent to September 30, 2006, 100,625 stock options were exercised for shares and 5,595,700 shares were repurchased for $100 million, resulting in 1,084,872,105 common shares outstanding as at October 31, 2006.

6. Stock Option Plans

Continuity of stock options	Nine months ended September 30, 2006		12 months ended December 31, 2005
	Number of	Weighted-average	Number of	Weighted-average
	options	exercise price	options	exercise price
		($/share)		($/share)
Outstanding, beginning of period	64,485,717	8.71	62,365,125	6.53
Granted during the period	10,272,785	19.70	17,763,390	14.05
Exercised for common shares	(332,835)	6.53	(495,375)	5.52
Exercised for cash payment	(8,250,866)	6.10	(14,496,327)	5.89
Forfeited	(1,054,115)	14.88	(651,096)	10.29
Outstanding, end of period	65,120,686	10.69	64,485,717	8.71
Exercisable, end of period	28,254,691	6.37	17,621,862	5.79

Subsequent to September 30, 2006, 218,505 stock options were exercised for cash, 100,625 stock options were exercised for shares, 201,180 stock options were granted and 41,120 were cancelled, with 64,961,616 stock options outstanding at October 31, 2006.

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Cash Unit Plans
In addition to the Company’s stock option plans Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units	Nine months ended September 30, 2006		12 months ended December 31, 2005
	Number	Weighted-average	Number	Weighted-average
	of units	exercise price ($/unit)	of units	exercise price ($/unit)
Outstanding, beginning of period	7,351,065	9.89	4,579,920	7.11
Granted during the period	2,066,415	19.69	2,991,930	14.07
Exercised	(876,577)	6.61	(29,700)	6.60
Forfeited	(84,975)	16.47	(191,085)	9.21
Outstanding, end of period	8,455,928	12.56	7,351,065	9.89
Exercisable, end of period	2,482,268	6.80	-	-

Subsequent to September 30, 2006, 46,950 cash units were exercised, 36,050 cash units were granted and 6,525 were cancelled, with 8,438,503 cash units outstanding at October 31, 2006.

Stock-based Compensation
For the three months ended September 30, 2006 the Company recorded stock-based compensation recovery of $47 million (2005 - $235 million expense) relating to its stock option and cash unit plans. This $47 million balance is the aggregate of the $32 million cash payment to employees in settlement for fully accrued option liabilities on options exercised, offset by a non-cash mark-to market adjustment of $(79) million resulting from the 6% decrease in the Company’s share price. For the three months ended September 30, 2005 the non-cash expense of $179 million was primarily the result of the 24% increase in the Company’s share price during the period. In addition the Company reduced its capitalized stock-based compensation by $3 million (2005 - $nil).

For the nine months ended September 30, 2006 the Company recorded stock-based compensation recovery of $47 million (2005 - $512 million expense) relating to its stock option and cash unit plans. This $47 balance is the aggregate of the $140 million cash payment to employees in settlement for fully accrued option liabilities on options exercised, offset by a non-cash mark-to market adjustment of $(187) million resulting from the 11% decrease in the Company’s share price. For the nine months ended September 30, 2005 the non-cash expense of $389 million was primarily the result of the 76% increase in the Company’s share price during the period. In addition the Company reduced its capitalized stock based compensation by $5 million (2005 - $nil).

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Average exercise price ($/share)	20.05	19.08	21.48	15.87
Average grant price ($/share)	6.05	6.05	6.15	5.93
Average gain per exercise ($/share)	14.00	13.03	15.33	9.94
Number of options and cash units exercised	2,299,165	4,349,574	9,127,443	12,443,490
Cash expense ($millions)	32	56	140	123

Of the combined mark-to-market liability for stock option and cash unit plans of $517 million as at September 30, 2006 (December 31, 2005 - $713 million), $490 million (December 31, 2005 - $630 million) is included in accounts payable and accrued liabilities.

7. Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	September 30, 2006	December 31, 2005 (restated, see note 2)
Pensions and other post retirement benefits[1]	45	39
Mark-to-market liability for stock-based compensation	27	83
Fair value of commodity price derivatives acquired[2]	7	47
Discounted obligations on capital leases[3]	36	40
Other	9	7
Closing balance, end of period	124	216
1 $1 million (December 31, 2005 - $1 million) has been reclassified to other long-term liabilities of discontinued operations.
2 The fair value of derivatives acquired is amortized over the remaining life of the underlying derivative contracts. In addition to the balance in other long-term obligations, $47 million (December 31, 2005 - $84 million) is included in accounts payable and accrued liabilities.
3 Of the total discounted liability of $41 million (December 31, 2005 - $46 million), $5 million (December 31, 2005 - $6 million) is included in accounts payable and accrued liabilities.

8. Long-Term Debt

	September 30, 2006	December 31, 2005
Bank Credit Facilities[1]	486	43
Acquisition Credit Facility (US$ denominated) [2]	293	1,848
Debentures and Notes (unsecured)
US$ denominated (US$1,919 million, 2005 - US$1,125 million)[3]	2,141	1,312
Canadian $ denominated	559	559
£ denominated (£250 million)	522	501
	4,001	4,263
Less current portion	293	-
	3,708	4,263
1 During the third quarter the Company increased its total available borrowings under these unsecured credit facilities to $1,932 million (December 31, 2005 - $1,345).
2 At September 30, 2006 the Acquisition Credit Facility had a balance of US$263 million (C$293 million) and has been reclassified to current portion of long-term debt; at December 31, 2005 the Facility had balances of £183 million and US$1,272 million. Subsequent to the end of the current quarter, borrowings under this facility were repaid in full.
3 The 2006 balance includes $350 million CDN debt that has been swapped to US$304 million.

During the first quarter the Company completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011. Interest on both types of notes is payable semi-annually. The proceeds were used to repay a portion of the outstanding Acquisition Credit Facility. The $350 million notes were immediately swapped into the Company’s functional currency (USD) as described in note 9.

During the first quarter, the Paladin US$600 million senior credit facility was repaid and cancelled.

During the second quarter, the Company entered into a new revolving credit facility with Export Development Corporation in the amount of US$100 million. The Company also repaid $10 million of its US$ denominated notes.

During the third quarter the Company negotiated increases in the amounts available under its revolving credit facilities with several of its banks to an aggregate of $1,932 million (December 31, 2005 - $1,345 million). Subsequent to September 30, 2006, the Company negotiated an additional $78 million increase in these facilities.

Under the Acquisition Credit Facility agreement, all proceeds received above an aggregate of $100 million on property dispositions must be used towards repayment of the facility. Consequently, the balance outstanding under the Acquisition Credit Facility as at September 30, 2006, has been reported as a current liability. Subsequent to the end of the current quarter, borrowings under this facility were repaid in full. This repayment was financed through draws under the Company’s revolving credit facilities.

9. Financial Instruments and Physical Commodity Contracts

Commodity based sales contracts

The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. The following tables summarize the commodity price derivative contracts and fixed price sales contracts outstanding at September 30, 2006:

Crude oil derivatives
Fixed price swaps	Hedge type	Term	(bbls/d)	$/bbl
Dated Brent oil index	cashflow	2006 Oct-Dec	6,522	32.32
Dated Brent oil index	cashflow	2007 Jan-Jun	5,801	41.02
Dated Brent oil index	cashflow	2007 Jul-Dec	5,707	40.31
Dated Brent oil index	cashflow	2008 Jan-Jun	2,473	59.63
Dated Brent oil index	cashflow	2008 Jul-Dec	815	60.00

Two-way collars	Hedge type	Term	bbls/d	Floor $/bbl	Ceiling $/bbl
Two-way collars (WTI)	cashflow	2007 Jan-Dec	20,000	70.00	90.84

Natural gas derivatives
Two-way collars	Hedge type	Term	mcf/d	Floor $/mcf	Ceiling $/mcf
Two-way collars (AECO index)	cashflow	2006 Oct	64,220	10.47	13.05
Two-way collars (AECO index)	cashflow	2006/07 Nov-Mar	59,633	11.41	14.24
Two-way collars (AECO index)	cashflow	2007 Jan-Dec	59,633	8.18	12.21
Two-way collars (AECO index)	cashflow	2007 Apr-Oct	41,284	8.81	11.53

Physical natural gas contracts (North America)
Fixed price sales	2006	2007	2008	2009	2010	2011
Volumes (mcf/d)	14,650	12,800	3,552	3,552	3,552	3,552
Weighted-average price ($/mcf)	3.78	3.89	3.17	3.26	3.35	3.46

During the first quarter of 2006, the Company settled fixed price oil swaps for a notional 820 bbls/d covering the period April 1, 2006 to December 31, 2007 for a loss of $5 million. These contracts were designated as a hedge of anticipated future oil sales and consequently the loss has been deferred and will be recognized over the period ending December 31, 2007.

During the third quarter of 2006, the Company entered into derivative contracts in the form of two-way collars hedging production of 20,000 bbls/day of crude oil and 59,633 mcf/day of natural gas for the 2007 calendar year. These contracts have been designated as hedges of the Company’s anticipated future commodity sales.

Subsequent to September 30, 2006, the Company settled its two-way AECO collars covering the period November 1, 2006 to March 31, 2007 and a notional volume of 59,633 mcf/d for a gain of $32 million. These contracts were designated as a hedge of anticipated future gas sales and consequently the gain will be recognized over the period ending March 31, 2007.

Interest rate and foreign exchange derivative contracts

In conjunction with the C$350 million notes issued during the first quarter, the Company entered into a cross currency interest rate swap in order to hedge the foreign exchange exposure on this Canadian dollar denominated liability. As a result, the Company is effectively paying interest semi-annually at a rate of 5.05% on a notional amount of US$304 million.

10. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Current service cost	3	3	8	8
Interest cost	2	2	7	7
Expected return on assets	(3)	(3)	(9)	(9)
Expected net actuarial loss	2	1	3	3
Amortization of net transitional asset	-	-	-	(1)
Defined contribution expense	2	2	7	6
	6	5	16	14

For the nine months ended September 30, 2006, there were no contributions to the defined benefit pension plans.

11. Selected Cash Flow Information
	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Net income from continuing operations	432	404	1,187	971
Items not involving cash
Depreciation, depletion and amortization	496	440	1,534	1,291
Property impairments	-	(1)	-	25
Dry hole	37	67	120	164
Net gain on asset disposals	(5)	1	(1)	(2)
Stock-based (recovery) compensation (note 6)	(79)	179	(187)	389
Future taxes and deferred petroleum revenue tax	113	28	554	54
Other	8	6	26	11
	570	720	2,046	1,932
Exploration	90	79	207	179
	1,092	1,203	3,440	3,082
Changes in non-cash working capital	(144)	(32)	(236)	(32)
Cash provided by continuing operations	948	1,171	3,204	3,050
Cash provided by discontinued operations	44	49	182	122
Cash provided by operating activities	992	1,220	3,386	3,172

The cash interest and taxes paid were as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Interest paid	30	19	104	87
Income taxes paid	372	214	921	544

12. Contingencies and commitments

On September 12, 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The Plaintiffs have indicated that they intend to appeal the Court's decision granting Talisman's Motion for Summary Judgment and other prior rulings to the Second Circuit Court of Appeals. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

13. Segmented Information

	North America (1)				United Kingdom (2)				Scandinavia (3)
	Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue
Gross sales	806	1,031	2,510	2,655	629	694	2,181	1,873	205	180	690	403
Hedging	(25)	24	(61)	57	7	-	18	-	-	-	-	-
Royalties	141	209	483	533	13	13	43	37	1	-	3	-
Net sales	690	798	2,088	2,065	609	681	2,120	1,836	204	180	687	403
Other	16	20	54	62	9	22	58	53	2	-	8	-
Total revenue	706	818	2,142	2,127	618	703	2,178	1,889	206	180	695	403
Segmented expenses
Operating	127	111	371	306	165	161	544	481	61	42	202	119
Transportation	18	19	56	52	14	13	47	42	8	4	20	10
DD&A	262	231	755	674	110	108	375	351	55	39	187	102
Dry hole	22	36	51	75	9	5	15	38	3	-	10	-
Exploration	55	45	122	102	5	8	15	20	9	6	18	14
Other	(3)	(3)	(5)	(15)	3	3	23	40	-	1	1	1
Total segmented expenses	481	439	1,350	1,194	306	298	1,019	972	136	92	438	246
Segmented income before taxes	225	379	792	933	312	405	1,159	917	70	88	257	157
Non-segmented expenses
General and administrative
Interest
Stock-based compensation
Currency translation
Total non-segmented expenses
Income from continuing
operations before taxes
Capital expenditures
Exploration	236	169	873	477	40	33	108	98	12	9	77	17
Development	229	204	796	599	272	187	767	516	83	33	137	101
Midstream	16	14	118	30	-	-	-	-	-	-	-	-
Exploration and development	481	387	1,787	1,106	312	220	875	614	95	42	214	118
Property acquisitions
Midstream acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (6)
Property, plant and equipment			7,602	6,730			5,031	4,331			1,398	1,407
Goodwill			278	278			438	421			642	643
Other			566	648			327	403			193	169
Discontinued operations			164	358			368	397			-	-
Segmented assets			8,610	8,014			6,164	5,552			2,233	2,219
Non-segmented assets
Total assets (7)

(1) North America					(3) Scandinavia
Canada	646	735	1,956	1,892	Norway				186	180	631	403
US	60	83	186	235	Denmark				20	-	64	-
Total revenue	706	818	2,142	2,127	Total revenue				206	180	695	403
Canada			7,177	6,227	Norway						1,175	1,149
US			425	503	Denmark						223	258
Property, plant and equipment (7)			7,602	6,730	Property, plant and equipment (7)						1,398	1,407

(2) United Kingdom
United Kingdom	607	693	2,127	1,851
Netherlands	11	10	51	38
Total revenue	618	703	2,178	1,889
United Kingdom			4,982	4,286
Netherlands			49	45
Property, plant and equipment (7)			5,031	4,331

(6) Excluding corporate acquisitions.
(7) Current year represents balances as at September 30, prior year represents balances as at December 31.
(8) Prior year figures have been restated to conform to the method of presentation adopted in 2006. See note 1 to the Interim Consolidated Financial Statements.

Southeast Asia and Australia (4)				Other (5)				Total
Three months		Nine months		Three months		Nine months		Three months		Nine months
ended		ended		ended		ended		ended		ended
September 30		September 30		September 30		September 30		September 30		September 30
2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

536	448	1,654	1,068	111	175	395	451	2,287	2,528	7,430	6,450
-	-	-	-	-	-	-	-	(18)	24	(43)	57
191	154	646	379	30	50	112	135	376	426	1,287	1,084
345	294	1,008	689	81	125	283	316	1,929	2,078	6,186	5,309
-	(1)	-	-	-	-	-	-	27	41	120	115
345	293	1,008	689	81	125	283	316	1,956	2,119	6,306	5,424

45	22	119	58	6	9	21	27	404	345	1,257	991
13	12	35	33	1	2	5	7	54	50	163	144
55	39	167	99	14	23	50	65	496	440	1,534	1,291
-	1	-	7	3	25	44	44	37	67	120	164
7	14	15	20	14	6	37	23	90	79	207	179
8	1	10	-	-	-	10	-	8	2	39	26
128	89	346	217	38	65	167	166	1,089	983	3,320	2,795
217	204	662	472	43	60	116	150	867	1,136	2,986	2,629

								48	41	163	143
								37	38	124	121
								(47)	235	(47)	512
								(11)	-	30	(19)
								27	314	270	757

								840	822	2,716	1,872

9	18	30	42	39	44	93	92	336	273	1,181	726
95	60	194	186	13	10	55	25	692	494	1,949	1,427
-	-	-	-	-	-	-	-	16	14	118	30
104	78	224	228	52	54	148	117	1,044	781	3,248	2,183
								6	238	12	533
								-	-	-	-
								(1)	5	(8)	(15)
								9	11	25	19
								1,058	1,035	3,277	2,720
		1,452	1,465			477	482			15,960	14,415
		117	123			4	4			1,479	1,469
		358	348			74	75			1,518	1,643
		-	-			-	-			532	755
		1,927	1,936			555	561			19,489	18,282
										53	57
										19,542	18,339

(4) Southeast Asia and Australia
Indonesia				153	293	431	470
Malaysia				116	-	419	206
Vietnam				6	-	25	13
Australia				70	-	133	-
Total revenue				345	293	1,008	689
Indonesia						390	371
Malaysia						818	818
Vietnam						24	23
Australia						220	253
Property, plant and equipment (7)						1,452	1,465

(5) Other
Trinidad & Tobago				57	125	159	211
Algeria				18	-	113	105
Tunisia				6	-	11	-
Total revenue				81	125	283	316
Trinidad & Tobago						268	275
Algeria						173	162
Tunisia						13	15
Other						23	30
Property, plant and equipment (7)						477	482

Talisman Energy Inc.
Product Netbacks
(unaudited)

		Three months ended September 30				Nine months ended September 30
(C$ - production before royalties)		2006	2005	2006	2005	2006	2005	2006	2005
		Oil and liquids ($/bbl)		Natural gas ($/mcf)		Oil and liquids ($/bbl)		Natural gas ($/mcf)
North	Sales price	63.29	59.26	6.30	9.16	58.54	51.85	7.19	7.98
America	Hedging (gain)	-	6.55	(0.30)	-	-	4.44	(0.25)	-
	Royalties	13.29	12.83	0.99	1.82	12.44	10.83	1.33	1.58
	Transportation	0.56	0.50	0.18	0.19	0.57	0.49	0.19	0.18
	Operating costs	8.64	7.18	1.06	0.96	8.34	6.86	1.08	0.88
		40.80	32.20	4.37	6.19	37.19	29.23	4.84	5.34
United	Sales price	74.87	73.75	7.53	6.25	73.69	63.21	8.80	6.64
Kingdom	Hedging (gain)	0.95	-	-	-	0.66	-	-	-
	Royalties	0.76	0.95	0.63	0.52	0.83	0.79	0.58	0.53
	Transportation	1.65	1.16	0.34	0.37	1.50	1.18	0.32	0.43
	Operating costs	21.08	17.58	0.59	0.77	19.30	16.79	0.67	0.82
		50.43	54.06	5.97	4.59	51.40	44.45	7.23	4.86
Scandinavia	Sales price	76.11	76.76	6.53	4.13	75.37	67.90	5.04	4.58
	Hedging (gain)	-	-	-	-	-	-	-	-
	Royalties	0.48	-	-	-	0.36	-	-	-
	Transportation	2.32	1.33	1.52	1.59	1.79	1.00	1.09	2.07
	Operating costs	23.17	16.23	-	-	22.79	18.79	-	-
		50.14	59.20	5.01	2.54	50.43	48.11	3.95	2.51
Southeast	Sales price	79.01	76.86	7.37	6.98	77.15	69.05	7.35	6.29
Asia and	Royalties	33.41	28.73	1.84	2.14	34.86	27.29	2.05	1.93
Australia	Transportation	0.31	0.27	0.43	0.42	0.24	0.20	0.39	0.40
	Operating costs	7.71	4.45	0.36	0.31	6.78	4.30	0.34	0.31
		37.58	43.41	4.74	4.11	35.27	37.26	4.57	3.65
Other	Sales price	72.46	71.94	-	-	73.21	65.10	-	-
	Royalties	23.58	20.88	-	-	21.92	19.53	-	-
	Transportation	0.86	0.97	-	-	0.89	1.01	-	-
	Operating costs	4.32	3.68	-	-	4.21	3.87	-	-
		43.70	46.41	-	-	46.19	40.69	-	-
Total Company	Sales price	73.27	71.51	6.65	8.43	71.58	62.01	7.36	7.49
	Hedging (gain)	0.36	1.45	(0.20)	-	0.26	1.02	(0.17)	-
	Royalties	12.17	9.89	1.13	1.79	11.57	8.56	1.40	1.57
	Transportation	1.15	0.88	0.26	0.26	1.05	0.86	0.26	0.26
	Operating costs	14.49	12.18	0.86	0.79	13.84	11.83	0.86	0.74
		45.10	47.11	4.60	5.59	44.86	39.74	5.01	4.92

Unit operating costs include pipeline operations for the United Kingdom.
Netbacks do not include synthetic oil.

Talisman Energy Inc.
Product Netbacks (1)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
(US$ - production net of royalties)		2006	2005 (2)	2006	2005 (2)
North	Oil and liquids (US$/bbl)
America	Sales price	56.42	50.69	51.75	42.46
	Hedging (gain)	-	6.95	-	4.63
	Transportation	0.63	0.53	0.64	0.51
	Operating costs	9.76	7.47	9.35	7.08
		46.03	35.74	41.76	30.24
	Natural gas (US$/mcf)
	Sales price	5.62	7.62	6.34	6.54
	Hedging (gain)	(0.32)	-	(0.27)	-
	Transportation	0.19	0.19	0.21	0.18
	Operating costs	1.13	1.00	1.17	0.90
		4.62	6.43	5.23	5.46
United Kingdom	Oil and liquids (US$/bbl)
	Sales price	66.76	61.40	64.94	51.76
	Hedging (gain)	0.86	-	0.59	-
	Transportation	1.48	0.98	1.34	0.98
	Operating costs	18.97	14.84	17.24	13.90
		45.45	45.58	45.77	36.88
	Natural gas (US$/mcf)
	Sales price	6.71	5.19	7.74	5.42
	Transportation	0.33	0.34	0.30	0.38
	Operating costs	0.57	0.71	0.63	0.73
		5.81	4.14	6.81	4.31
Scandinavia	Oil and liquids (US$/bbl)
	Sales price	67.85	63.98	66.40	55.72
	Hedging (gain)	-	-	-	-
	Transportation	2.08	1.11	1.58	0.82
	Operating costs	20.78	13.50	20.23	15.34
		44.99	49.37	44.59	39.56
	Natural gas (US$/mcf)
	Sales price	5.82	3.43	4.46	3.75
	Transportation	1.33	1.32	0.96	1.69
		4.49	2.11	3.50	2.06
Southeast Asia	Oil and liquids (US$/bbl)
and Australia	Sales price	70.48	64.18	68.16	56.70
	Transportation	0.48	0.35	0.39	0.28
	Operating costs	11.88	5.90	10.93	5.83
		58.12	57.93	56.84	50.59
	Natural gas (US$/mcf)
	Sales price	6.57	5.81	6.49	5.15
	Transportation	0.51	0.50	0.48	0.48
	Operating costs	0.43	0.38	0.41	0.36
		5.63	4.93	5.60	4.31
Other	Oil (US$/bbl)
	Sales price	64.66	59.85	64.31	53.27
	Transportation	1.14	1.14	1.11	1.18
	Operating costs	5.70	4.30	5.28	4.52
		57.82	54.41	57.92	47.57
Total Company	Oil and liquids (US$/bbl)
	Sales price	65.33	59.56	63.13	50.81
	Hedging (gain)	0.38	1.40	0.27	0.98
	Transportation	1.23	0.85	1.11	0.82
	Operating costs	15.46	11.78	14.57	11.24
		48.26	45.53	47.18	37.77
	Natural gas (US$/mcf)
	Sales price	5.93	7.02	6.49	6.13
	Hedging (gain)	(0.22)	-	(0.18)	-
	Transportation	0.28	0.28	0.28	0.27
	Operating costs	0.92	0.86	0.94	0.78
		4.95	5.88	5.45	5.08

(1) Per US reporting practice, netbacks calculated using US$ and production after deduction of royalty volumes.
(2) Unit operating costs include pipeline operations for the North Sea. Prior years have been restated accordingly.
Netbacks do not include synthetic oil.

Talisman Energy Inc.
Production net of royalties (1)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Oil and liquids (bbls/d)
North America	38,489	41,753	39,993	42,242
United Kingdom	86,088	97,785	101,816	101,073
Scandinavia	27,994	25,088	32,248	21,214
Southeast Asia and Australia	28,331	22,862	28,207	18,676
Other	13,300	18,689	15,298	17,809
Synthetic oil (Canada)	2,870	2,906	2,887	2,533
Total oil and liquids	197,072	209,083	220,449	203,547

Natural gas (mmcf/d)
North America	773	730	732	736
United Kingdom	118	83	120	93
Scandinavia	12	8	14	8
Southeast Asia and Australia	213	204	212	196
Total natural gas	1,116	1,025	1,078	1,033

Total mboe/d	383	380	400	376

(1) Information provided per US reporting practice of calculating production after deduction of royalty volumes.

Talisman Energy Inc.
Consolidated Financial Ratios
September 30, 2006
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended September 30, 2006.

Interest coverage (times)
Income (1)	16.29

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.